Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com

June 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Attention: John M. Ganley
100 F Street, N.E.
Washington, D.C. 20549

Re:    OFS Credit Company, Inc.
Registration Statement on Form N-2
(File Nos. 333-255877 and 811-23299)

Dear Mr. Ganley:

On behalf of OFS Credit Company, Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Registration Statement on Form N-2 (File Nos. 333-255877 and 811-23299), the prospectus contained therein (the “Prospectus”), and certain documents that have been incorporated into the Company’s registration statement by reference. The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.

1.Under the caption “Prospectus Summary – Leverage,” please include a statement regarding the extent to which the Company expects to use leverage over the next twelve months.

Response: The Company has included the following statement under the caption “Prospectus Summary – Leverage:” “We currently anticipate incurring leverage in an amount of approximately 50% of our net assets (i.e., $0.50 of leverage for every $1 of equity) over the next twelve months of operations.”

2.In footnote 8 to the Fees and Expenses table, the Company deleted the following statement: “The indirect expenses that will be associated with our CLO equity investments are not included in the fee table presentation, but if such expenses were included in the fee table presentation then our total annual expenses would have been 25.14%.” If the indirect expenses of the Company’s CLO equity investments are not reflected in the Fees and Expenses table, please disclose the total annual expenses if such fees were included.

Response: The Company has included the following statement in footnote 8 to the Fees and Expenses table: “The indirect expenses that will be associated with our CLO equity investments are not included in the fee table presentation, but if such expenses were included in the fee table presentation then our total annual expenses would have been 16.25%.”

3.On the Company’s website, under the tabs “For Investors – Financial Information – Annual and Semiannual Reports” that the Company include the most recent annual and semiannual reports.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

U.S. Securities and Exchange Commission
June 4, 2021

Response: The Company acknowledges the Staff’s comment, and will update its website in the location indicated to include its most recent annual and semiannual reports.

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    If you have any questions or additional comments concerning the foregoing, please contact Dwaune Dupree at (202) 383-0206 or the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.